

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 7, 2018

George Culmer
Chief Financial Officer
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
United Kingdom

> **Re: Lloyds Banking Group plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2017**
> **Filed March 9, 2018**
> **Form 6-K filed on April 25, 2018**
> **File No. 001-15246**

Dear Mr. Culmer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2017

Note 51: Financial Risk Management, C. Credit Quality of Assets, page F-80

1. We note your presentation of the consolidated allowance for impairment losses calculated under the underlying basis disclosed on page F-80 and also in Table 1.6 – Group impaired loans and provisions on page 62 in your discussion of Operating and Financial Review and Prospects.   We also note your reconciliation of the allowance for impairment losses under the statutory basis to the underlying basis in the table at the bottom of page F-80.

    •   Please explain to us what each reconciling item in the table on page F-80 represents, how it is calculated and why it is meaningful to the measurement of the allowance for impairment losses.

- Clearly tell us why you believe the allowance for impairment losses under the underlying basis more fairly reflects the underlying provisioning status of loans as disclosed on page F-80.

- Please tell us how you considered if the consolidated allowance for impairment losses calculated under the underlying basis represents a non-GAAP financial measure and if this measure uses an individually tailored recognition and measurement method which could result in a misleading financial metric that violates Rule 100(b) of Regulation G. Refer to Question 100.04 and Section 104 of the Compliance and Disclosure Interpretations.

Form 6-K's filed on April 25, 2018

2. We note you disclose statutory profit for the quarter ended March 31, 2017 of £890 million in the Q1 2018 Interim Management's Statement compared to £1,240 million for the same period in the unaudited consolidated interim results, both included in separate Form 6-K's filed on April 25, 2018. The difference appears to be the £350 million PPI charge accounted for differently for UK Accounts and US Accounts in 2017. In future filings please ensure you clearly describe the basis of presentation for financial information included in Form 6-K's including describing more clearly how the £350 million PPI charge is presented.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Volley, Staff Accountant, at 202-551-3437 or me at 202-551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief
Office of Financial Services